For Immediate Release                  For Further Information:
Thursday, July 24, 1997                Jeff Francis, President and CEO
                                       Terri Liutkus, Treasurer and CFO
                                       330/726-3396 - telephone
                                       330/758-1356 - telecopier

         FFY Financial Corp. Reports FY97 Net Income of $5.3 Million
                     $1.19 Annual Net Earnings Per Share
                     $.50 4th Quarter Earnings Per Share

      Youngstown, Ohio July 24, 1997 - FFY Financial Corp. (NASDAQ: FFYF) announced net income of $5.3 million or $1.19 per share for its fiscal year
ended June 30, 1997.   Earnings for the current year compare to $6.9 million
or $1.37 per share for the year ended June 30, 1996. The decline in earnings for the current year was primarily due to a one-time charge assessed in the 1st quarter of the fiscal year of approximately $2.0 million after tax resulting from legislation to recapitalize the Savings Association Insurance Fund (SAIF).

      Earnings for the 4th quarter ended June 30, 1997 totaled $2.0 million or $.50 per share, representing a 6% increase in net income and 28% increase in earnings per share compared to the 4th quarter last year.

      Assets totaled $599.2 million at June 30, 1997, an increase of $23.6 million, or 4.1% from $575.6 million at June 30, 1996. Net loans receivable increased $21.9 million and totaled $460.7 million at June 30, 1997 with growth predominantly in 1-4 family mortgages. Deposits totaled $450.2 million at June 30, 1997, a decline of $6.3 million, or 1.4% from $456.5 million at June 30, 1996 due primarily to the maturity of brokered certificates of deposit particularly in the 3rd quarter of the year. Growth in assets was funded largely through borrowings and long term repurchase agreements, which totaled $27.5 million and $25.0 million, respectively at June 30, 1997, enabling the Company to further leverage its excess capital.

      Nonperforming indirect auto loans totaled $400,000 at June 30, 1997, a 64% decline from $1.1 million at December 31, 1996 and a 51% decline from $812,000 at March 31, 1997. The provision for loan losses totaled $688,000 for the current year due to losses in the indirect auto loan portfolio. The allowance for losses on this portfolio is 102.7% of nonperforming loans at June 30, 1997. At March 31, 1997, after an analysis of the returns generated by the existing portfolio and potential returns from such a line of business, the Bank exited the indirect auto loan business.

      In November 1996, the Company commenced a Modified Dutch Auction Tender Offer whereby FFY Financial offered to purchase up to 1.5 million shares of its common stock within a price range of $24 to $26 per share. On December 31, 1996, as a result of the offer, the Company purchased 808,000 shares, approximately 15.8% of the shares outstanding, at $26.00 per share at a total cost of $21.2 million. On July 18, 1997, the Company announced the completion of its share buyback program which began on April 21, 1997 where the Company purchased 215,943 shares, approximately 5% of the shares outstanding, at an average price of $25.95 per share. As a result of these transactions, capital has been reduced by 19.4%; from $101.9 million or 17.7% of assets at June 30, 1996 to $82.2 million or 13.7% of total assets at June 30, 1997. Since completing its conversion to a publicly owned stock company on June 28, 1993, the Company has repurchased 2.8 million shares, or approximately 42% of the shares initially issued in the conversion, at an average price of $21.19 per share.

      At its meeting on July 15, 1997 the Company's board of directors approved its regular quarterly dividend of 17.5 cents per share. The dividend will be paid on August 14, 1997 to shareholders of record on July 31,1997.

      Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, and other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended June 30, 1996 and Form 10-Q for the quarters ended September 30,
1996, December 31, 1996 and March 31, 1997.   Actual strategies and results
in future periods may differ materially from those currently expected.
These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.